Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858 www.kilpatricktownsend.com

August 5, 2016	direct dial 202 508 5852 direct fax 202 204 5614 eolifer@kilpatricktownsend.com

VIA EDGAR

Ms. Erin E. Martin

Special Counsel

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ottawa Bancorp, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 28, 2016

File No. 333-211860

Dear Ms. Martin:

On behalf of Ottawa Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on July 28, 2016 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on August 3, 2016. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

Management of Market Risk, page 67

1.	We note your response and disclosure added in response to comment 7 regarding your management of interest rate risk. However, your disclosure is still not clear as to the factors driving the outcome in your net portfolio value results in response to the proposed interest rate changes. Please revise to include disclosure that would allow a reader to understand the reasons why your net portfolio value would change under each of the assumptions you have used. For example, discuss the characteristics of your portfolio (percentage of fixed-rate versus variable-rate assets and liabilities and duration of assets and liabilities in your portfolio), as well as whether you would always expect decreases in your net portfolio value regardless of whether interest rates decrease or increase, or whether the outcome is driven by the current low interest rate environment.

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

August 5, 2016

Response to Comment No. 1:

Please see the revised disclosure beginning on page 72 of the prospectus.

Liquidity and Capital Resources, page 68

2.	We note your response to comment 8 regarding your liquidity ratio. Please revise your document to include the information contained in your response, including how the metric is calculated, how you maintain a target range for the management of this metric, and disclose the target range so it is clear whether you are operating within the target range.

Response to Comment No. 2:

Please see the revised disclosure on page 75 of the prospectus.

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If you have any questions concerning this submission, please contact the undersigned at 202.508.5852 or Steve Donahoe at 202.508.5818.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Edward G. Olifer
Edward G. Olifer

Enclosures

cc:	Christopher Dunham, U.S. Securities and Exchange Commission

Stephanie L. Sullivan, U.S. Securities and Exchange Commission

Michael Henderson, U.S. Securities and Exchange Commission

Jon Kranov, Ottawa Bancorp, Inc.

Stephen F. Donahoe, Kilpatrick Townsend & Stockton LLP